Ur-Energy Enters Strategic Marketing Agreement with NuCore

LITTLETON, Colo., Oct. 25, 2011 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has entered into a strategic marketing arrangement with NuCore Energy, LLC ("NuCore"). Under the agreement, NuCore will provide uranium marketing advisory and professional services and exclusively negotiate uranium sales agreements for the production derived from the Company's Lost Creek uranium ISR project.

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NuCore is a North American company founded by James (Jim) Cornell in early 2009 with the backing of Cadent Energy Partners. NuCore focuses on advising businesses that operate across the commercial nuclear fuels market and services sector. Mr. Cornell, President and CEO of NuCore, has over 24 years of experience in the nuclear industry and nuclear fuels marketing including his tenure as President and CEO of Nukem Inc. While at Nukem, Mr. Cornell served as one of the principal negotiators of the historic U.S.-Russian HEU Agreement.

Under the arrangement, Mr. Cornell, will represent Ur-Energy exclusively in negotiation of uranium off-take purchase agreements for future production and will provide professional advisory services. This alliance provides Ur-Energy with broad based benefits including expertise in uranium sales and marketing, greater access to the North American and global markets through an individual with strong relationships with utilities and other key groups, and experienced execution of a well planned growth strategy.

Ur-Energy Executive Chairman Mr. Jeff Klenda said, "We are most pleased to announce Mr. Cornell's new role in the growth strategy of Ur-Energy. Jim is one of the foremost experts in the nuclear fuel marketing field and this strategic relationship will be a key element in advancing Ur-Energy's sales and marketing strategy."

NuCore President, Mr. Cornell said, "I have a great deal of respect for Ur-Energy's management team and am looking forward to working together with them to realize Ur-Energy's very impressive potential."

About Ur-Energy

Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada. The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., realization of broad-based benefits from the new relationship; ability to execute on growth strategy through marketing plan for uranium sales agreements) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.